Exhibit 21.1

Subsidiaries of ChannelAdvisor Corporation

Name of Subsidiary	Jurisdiction of Incorporation or Organization

CA Marketplaces, Inc.	Delaware

CA Washington, LLC	Delaware

ChannelAdvisor (Barbados) Ltd	Barbados

ChannelAdvisor Europe Limited	United Kingdom

ChannelAdvisor GmbH	Germany

ChannelAdvisor Hong Kong Limited	Hong Kong

ChannelAdvisor Ireland Limited	Ireland

ChannelAdvisor (AU) Pty Limited	Australia

ChannelAdvisor UK Limited	United Kingdom

Marketworks (International) Pty Ltd	Australia

Marketworks Limited	United Kingdom

MerchandisingAdvisor Corporation	Delaware